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                           May 7, 2024

       Aaron Wilkins
       Chief Financial Officer
       NORTHWEST PIPE COMPANY
       201 NE Park Plaza Drive, Suite 100
       Vancouver, WA 98684

                                                        Re: NORTHWEST PIPE
COMPANY
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed March 5, 2024
                                                            File No. 000-27140

       Dear Aaron Wilkins:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.
 Aaron Wilkins
FirstName  LastNameAaron Wilkins
NORTHWEST      PIPE COMPANY
Comapany
May  7, 2024NameNORTHWEST PIPE COMPANY
May 7,
Page 2 2024 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 30

1. Please revise your disclosures related to Precast revenue to clarify when you satisfy each performance obligation (i.e. when control transfers) as required by ASC 606-10-50-12(a).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing